UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                     National Atlantic Holdings Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    63253Y107
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                February 23, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D

CUSIP NO. 63253Y107

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               11,360 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                -------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            11,360 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                         -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,360 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.10%

14 TYPE OF REPORTING PERSON*
         CO, BD, IA



                                  SCHEDULE 13D

CUSIP NO. 63253Y107

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               264,166 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            264,166 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                            -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             264,166 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.36%

14 TYPE OF REPORTING PERSON*
           PN, BD

                                  SCHEDULE 13D

CUSIP NO. 63253Y107

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               69,786 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            69,786 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                         -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          69,786 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.62%

14 TYPE OF REPORTING PERSON*
         CO
                                  SCHEDULE 13D

CUSIP NO. 63253Y107

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               132,876 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            132,876 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           132,876 Shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.19%

14 TYPE OF REPORTING PERSON*
         PN


                                  SCHEDULE 13D

CUSIP NO. 63253Y107

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               96,852 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            96,852 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                           -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           96,852 Shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.87%

14 TYPE OF REPORTING PERSON*
         CO

Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of National Atlantic Holdings Corporation, 303 W. Main Street, Freehold, N.J., 07728.

Item 2.  Identity and Background.
------   -----------------------

Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman
N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

Shares of Common Stock were acquired by LAF, LPC, LOF, LMF and LMOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.
------    ----------------------

LAF, LPC, LOF, LMF and LMOF ("Loeb") have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the
Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a) The persons reporting hereby owned the following shares of Common Stock as of February 26, 2007.

                               Shares of Common Stock

Loeb Arbitrage Fund                 264,166
Loeb Partners Corporation            11,360
Loeb Offshore Fund Ltd.              69,786
Loeb Marathon Fund LP               132,876
Loeb Marathon Offshore Fund Ltd.     96,852
                                  -----------
                                   575,040

The total shares of Common Stock constitutes 5.15% of the 11,172,534 outstanding shares of Common Stock as reported by the issuer.

(b) See paragraph (a) above

(c) The  following  purchases  of Common  Stock have been made in the last sixty
(60) days by the following:

                                   Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.           01-10-07       1332             $11.25
                              01-11-07       1249              11.25
                              01-12-07        154              11.39
                              01-16-07         48              11.46
                              01-17-07        214              12.15
                              01-18-07        684              12.25
                              01-18-07        191              12.29
                              01-19-07        531              12.34
                              01-22-07        191              12.24
                              01-23-07        167              12.12
                              01-24-07         39              11.98
                              01-24-07        970              12.06
                              01-24-07         57              12.00
                              01-31-07        161              12.16
                              01-31-07        257              12.17
                              01-31-07        517              12.16
                              02-02-07        180              12.16
                              02-02-07         48              12.56
                              02-05-07        481              12.41
                              02-06-07        480              12.31
                              02-07-07        221              12.11
                              02-09-07         36              12.06
                              02-09-07         55              12.21
                              02-12-07       1842              12.06
                              02-14-07        144              12.73
                              02-21-07        157              13.01
                              02-23-07        482              13.11
                              02-23-07        156              13.07
                              02-26-07        316              12.98


Holder                            Date
Loeb Arbitrage Fund           01-10-07      30672             $11.25
                              01-11-07      28755              11.25
                              01-12-07       3546              11.39
                              01-16-07       1100              11.46
                              01-17-07       4921              12.15
                              01-18-07      15758              12.26
                              01-18-07       4402              12.27
                              01-19-07      12231              12.34
                              01-22-07       4401              12.24
                              01-23-07       3833              12.12
                              01-24-07        893              12.05
                              01-24-07      22333              12.06
                              01-24-07       1303              12.00
                              01-31-07      12026              12.16
                              01-31-07       5967              12.17
                              01-31-07       5080              12.16
                              02-02-07       4194              12.16
                              02-02-07       1117              12.56
                              02-05-07      11191              12.41
                              02-06-07      11169              12.31
                              02-07-07       5145              12.11
                              02-09-07        842              12.09
                              02-09-07       1274              12.20
                              02-12-07      42840              12.06
                              02-14-07       3355              12.73
                              02-21-07       3639              13.01
                              02-23-07      11198              13.11
                              02-23-07       3629              13.07
                              02-26-07       7352              12.98

Holder                            Date     Shares      Average Price
Loeb Offshore Fund            01-10-07       7996             $11.25
                              01-11-07       7496              11.25
                              01-12-07        925              11.39
                              01-16-07        287              11.46
                              01-17-07       1285              12.15
                              01-18-07       1147              12.26
                              01-18-07       4108              12.27
                              01-19-07       3188              12.34
                              01-22-07       1148              12.24
                              01-23-07       1000              12.12
                              01-24-07        340              12.05
                              01-24-07       5822              12.06
                              01-24-07        233              12.00
                              01-25-07        464              12.01
                              01-31-07       1343              12.16
                              01-31-07       1576              12.17
                              01-31-07       3177              12.16
                              02-02-07       1108              12.16
                              02-02-07        295              12.56
                              02-05-07       2956              12.41
                              02-06-07       2951              12.31
                              02-07-07       1359              12.11
                              02-09-07        222              12.09
                              02-09-07        336              12.20
                              02-12-07      11318              12.06
                              02-14-07        886              12.73
                              02-21-07        961              13.01
                              02-23-07       2958              13.11
                              02-23-07        959              13.07
                              02-26-07       1942              12.98

Holder                            Date     Shares      Average Price
  Loeb Marathon Fund LP       01-10-07      11568             $11.25
                              01-11-07      21690              11.25
                              01-12-07       1952              11.39
                              01-16-07        615              11.46
                              01-17-07       2769              12.15
                              01-18-07       8820              12.26
                              01-18-07       2464              12.27
                              01-19-07       6825              12.34
                              01-22-07       2464              12.24
                              01-24-07        483              12.05
                              01-24-07      12075              12.06
                              01-24-07        752              12.00
                              01-31-07       6530              12.16
                              01-31-07       3239              12.17
                              01-31-07       2718              12.16
                              02-02-07       2267              12.16
                              02-02-07        602              12.56
                              02-05-07       6047              12.41
                              02-06-07       6015              12.31
                              02-07-07       1373              12.11
                              02-09-07        290              12.09
                              02-09-07        483              12.20
                              02-12-07      16206              12.06
                              02-14-07       1686              12.73
                              02-21-07       1836              13.01
                              02-23-07       5610              13.11
                              02-23-07       1810              13.07
                              02-26-07       3687              12.98

Holder                            Date     Shares      Average Price
   Loeb Marathon Offshore     01-10-07       8432             $11.25
      Fund Ltd.               01-11-07      15810              11.25
                              01-12-07       1423              11.39
                              01-16-07        450              11.46
                              01-17-07       2011              12.15
                              01-18-07       1796              12.26
                              01-18-07       6430              12.27
                              01-19-07       4975              12.34
                              01-22-07       1796              12.24
                              01-24-07       8800              12.05
                              01-24-07        548              12.06
                              01-24-07        352              12.00
                              01-31-07       1982              12.16
                              01-31-07       2361              12.17
                              01-31-07       4760              12.16
                              02-02-07       1653              12.16
                              02-02-07        438              12.56
                              02-05-07       4408              12.41
                              02-06-07       4385              12.31
                              02-07-07       1002              12.11
                              02-09-07        352              12.09
                              02-09-07        210              12.20
                              02-12-07      11812              12.06
                              02-14-07       1229              12.73
                              02-21-07       1339              13.01
                              02-23-07       4090              13.11
                              02-23-07       1320              13.07
                              02-26-07       2688              12.98


All reported transactions were effected Nasdaq.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2007                        Loeb Partners Corporation


                                     By: /s/ Gideon J. King
                                             Executive Vice President

February 27, 2007                         Loeb Arbitrage Fund
                                     By: Loeb Arbitrage Management, Inc., G.P.


                                     By: /s/ Gideon J. King
                                             President

February 27, 2007                          Loeb Offshore Fund Ltd.


                                      By: /s/ Gideon J. King
                                              Director


February 27, 2007                         Loeb Marathon Fund LP
                                      By: Loeb Arbitrage Management, Inc., G.P.


                                      By: /s/ Gideon J. King
                                              President

February 27, 2007                          Loeb Marathon Offshore Fund Ltd.


                                      By: /s/ Gideon J. King
                                              Director